SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: North Haven Private Assets Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Front Street, Suite 700

West Conshohocken, PA 19428

Telephone Number (including area code): (212) 761-4000

Name and address of agent for service of process:

Neha Champaneria Markle

Morgan Stanley AIP GP LP

100 Front Street, Suite 700

West Conshohocken, PA 19428

With copies of Notices and Communications to:

Rajib Chanda

Nathan Briggs

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the Borough of West Conshohocken and Commonwealth of Pennsylvania on the 19th day of July 2024.

NORTH HAVEN PRIVATE ASSETS FUND

By:	/s/ Neha Markle
Name:	Neha Markle
Title:	Initial Trustee

Attest:	/s/ Francesca Mead
Name:	Francesca Mead
Title:	Witness